SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (Amendment No. 3)


                               I.D. Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    449489103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [_] Rule 13d-1(b)

          [X] Rule 13d-1(c)

          [_] Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   449489103
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     CQ Capital, L.L.C.*

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_]
                                                                 (b) [X]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     369,226

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     369,226

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     369,226

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                     [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.81%

12.  TYPE OF REPORTING PERSON

     PN

--------------------------------------------------------------------------------

CUSIP No.   449489103
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     E. Turner Baur*

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_]
                                                                 (b) [X]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     70,684

6.   SHARED VOTING POWER

     439,910

7.   SOLE DISPOSITIVE POWER

     70,684

8.   SHARED DISPOSITIVE POWER

     439,910

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     439,910

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                     [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.73%

12.  TYPE OF REPORTING PERSON

     IN

--------------------------------------------------------------------------------

CUSIP No.   449489103
            ---------------------

Item 1(a).  Name of Issuer:

            I.D. Systems, Inc.
            --------------------------------------------------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:

            One University Plaza
            Hackensack, New Jersey 07601
            --------------------------------------------------------------------

Item 2(a).  Name of Person Filing:

            CQ Capital, L.L.C.
            E. Turner Baur
            --------------------------------------------------------------------

Item 2(b).  Address of Principal Business Office, or if None, Residence:

            CQ Capital, L.L.C.
            51 Locust Avenue
            Suite 202
            New Canaan, Connecticut 06840

            E. Turner Baur
            c/o CQ Capital, L.L.C.
            51 Locust Avenue
            Suite 202
            New Canaan, Connecticut 06840
            --------------------------------------------------------------------

Item 2(c).  Citizenship:

            CQ Capital, L.L.C. - Delaware limited liability company

            E. Turner Baur - United States
            --------------------------------------------------------------------

Item 2(d).  Title of Class of Securities:

            Common Stock, $0.01 par value
            -------------------------------------------------------------------

Item 2(e).  CUSIP Number:

            449489103
            --------------------------------------------------------------------

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [_] Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_] Insurance company as defined in Section 3(a)(19) of the Exchange
              Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.     Ownership.

     (a)    Amount beneficially owned:

            CQ Capital, L.L.C.: 369,226
            E. Turner Baur: 439,910
            --------------------------------------------------------------------

     (b)    Percent of class:

            CQ Capital, L.L.C.: 4.81%
            E. Turner Baur: 5.73%
            --------------------------------------------------------------------

     (c)    Number of shares as to which such person has:

          (i)  Sole power to vote or to
               direct the vote                       CQ Capital, L.L.C.:  0
                                                     E. Turner Baur: 70,684
                                                     --------------------------,

          (ii) Shared power to vote or to
               direct the vote                       CQ Capital, L.L.C.: 369,226
                                                     E.Turner Baur: 439,910
                                                     --------------------------,

         (iii) Sole power to dispose or to
               direct the disposition of             CQ Capital, L.L.C.:   0
                                                     E. Turner Baur: 70,684
                                                     --------------------------,

          (iv) Shared power to dispose or to
               direct the disposition of             CQ Capital, L.L.C.: 369,226
                                                     E. Turner Baur: 439,910
                                                     --------------------------.

Item 5.     Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [X].**

            --------------------------------------------------------------------

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

         If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

            Not applicable
            --------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

            Not applicable
            --------------------------------------------------------------------

Item 8.     Identification and Classification of Members of the Group.

      If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

            Not applicable
            --------------------------------------------------------------------

Item 9.     Notice of Dissolution of Group.

         Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

            Not applicable
            --------------------------------------------------------------------

Item 10.    Certifications.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   February 11, 2005
                                        ----------------------------------------
                                                       (Date)



                                        CQ CAPITAL, L.L.C.

                                        /s/ E. Turner Baur
                                        ------------------

                                        By: E. Turner Baur
                                            Managing Member


                                        E. TURNER BAUR

                                        /s/ E. Turner Baur
                                        ------------------


* The Reporting Persons are the principal of the investment manager and the investment manager of various discretionary accounts that contain Shares over which the Reporting Persons may be deemed to be the beneficial owners. The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

** As of the date of this Schedule 13G Amendment No. 3, only one of the Reporting Persons, CQ Capital, L.L.C. has ceased to be the beneficial owner of more than five percent of the class of securities related to this Schedule 13G Amendment No. 3. E. Turner Baur, the other Reporting Person, may still be deemed to be the beneficial owner of more than 5% of the class of securities related to this Schedule 13G Amendment No. 3 by virtue of his role as the sole principal and managing member of CQ Capital, L.L.C. and his ownership of the reported securities in personal accounts.

                                                                       EXHIBIT A

                                    AGREEMENT


      The undersigned agree that this Schedule 13G, Amendment No. 3 dated December 31, 2004 relating to the Common Stock, par value $0.01 of I.D. Systems, Inc. shall be filed on behalf of the undersigned.


                                        CQ CAPITAL, L.L.C.

                                        /s/ E. Turner Baur
                                        ------------------

                                        By: E. Turner Baur
                                            Managing Member


                                        E. TURNER BAUR

                                        /s/ E. Turner Baur
                                        ------------------

03179.0003 #541282